SCHEDULE 13D

Amendment No. 10
Forschner Group, Inc.
common stock
Cusip # 346590102
Filing Fee: No


Cusip # 346590102
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	None
Item 8:	None
Item 9:	346,435
Item 10:	None
Item 11:	346,435
Item 13:	4.94%
Item 14:	HC


PREAMBLE


	The Schedule 13D, dated September 17, 1990, and amended September 26, 1990, March 18, 1992, March 25, 1992, April 8, 1992, May 28, 1992, July
8,1992, May 6, 1993, September 20, 1993, and November 12, 1994, filed by FMR Corp. ("FMR") with respect to the common stock, $0.00 par value per shares (the "Shares") of Forschner Group, Inc. (the "Company") is hereby amended as set forth below. The shares to which it relates are owned by one account of FMR Corp., four funds managed by Fidelity Management & Research Company, and American Values IV (Bermuda) Ltd ("AVIV"), a closed end investment company, managed by Fidelity Management & Research Company. A separate 13D will be filed by Fidelity International Limited, a Bermuda corporation, with respect to the shares.

Item 1.	Security and Issuer.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). A separate Schedule 13D is being filed by Fidelity International Limited, a Bermuda joint stock company incorporated for an unlimited duration by private act of the Bermuda legislature ("FIL"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment adviser which is registered under Section 203 of the Investment Advisers Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development.
The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	FIL is an investment adviser which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts (the "International Funds") and certain institutional investors. Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities. Various foreign-based subsidiaries of FIL are also engaged in investment management. The principal office of FIL is located at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR. FIL currently operates as an entity independent of FMR and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliate of Fidelity, are non-U.S. entities.

	Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR. In addition, a partnership controlled by Mr. Johnson and members of his family own shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are separate and independent corporate entities. FMR Corp. and FIL are managed independently and their boards of Directors are generally composed of different individuals. Their investment decisions are made independently, and clients are different organizations. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	Effective July 1, 1993, Fidelity became sub-advisor to American Values IV (Bermuda) Ltd. ("AVIV"), Fidelity American Special Situations Trust ("FASST"), and Domestic Values Fund (the "FMR Account").

	AVIV is a closed end investment company established under the Companies Act, 1981 of Bermuda, as amended. Its principal office is at Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda. The investment manager of AVIV is FIL. The FMR Account is maintained by FMR. FASST is a unit trust established and authorized by the Department of Trade and Industry under the laws of England. The investment advisor of FASST is Fidelity Investment Services Limited, an English company and a subsidiary of FIL.

	The Shares to which this statement relates are owned directly by four of the Fidelity Funds, two Accounts, the account of FMR, AVIV, FASST, and by Fidelity International Limited, through its subsidiaries and affiliates.

	FMR and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934 Act") and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the Shares held by the other corporations need not be aggregated for purposes of Section 13(d). However, FMR is making this filing on a voluntary basis as if all of the Shares are beneficially owned by FMR and FIL on a joint basis.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations.

	Item 3 is amended as follows:

	The Fidelity Funds which own or owned shares purchased in the aggregate 712,990 shares for cash in the amount of approximately $11,973,878, including brokerage commissions. The Funds acquired an additional 242,782 shares as a result of a spinoff on August 21, 1990. (.0969 shares of Forschner Group, Inc. for each share of Prospect Group). Proceeds from 745,272 shares sold aggregated approximately $6,728,086. The Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth shares purchased and/or sold since April 19, 1994.

	The Accounts of FMTC which own or owned shares purchased in the aggregate 13,600 shares for cash in the amount of approximately $140,640, including brokerage commissions. Proceeds from 13,600 shares sold aggregated approximately $151,025. The trust account and pension funds used their own assets in making such purchases and no part of the purchase price is represented by borrowed funds.

	The FMR Account which owned or owned shares purchased in the aggregate 84,095 shares for cash in the amount of approximately $683,869, including brokerage commissions. Proceeds from 56,544 shares sold aggregate approximately $788,175. The trust account and pension funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. The attached Schedule B sets forth shares purchased and/or sold since April 19, 1994.

	AVIV purchased in the aggregate 332,440 shares for cash in the amount of approximately $1,578,178. AVIV used its own assets in making such purchases and no part of the purchase price is represented by borrowed funds. Proceeds from 224,056 shares sold aggregated approximately $3,124,508. The attached Schedule B sets forth shares purchased and/or sold since April 19, 1994.

	FASST purchased in the aggregate 228,150 shares for cash in the amount of approximately $1,735,261. FASST used its own assets in making such purchases and no part of the purchase price is represented by borrowed funds. Proceeds from 228,150 shares sold aggregated approximately $3,666,407.

Item 4.	Purpose of Transaction.

	The purpose of Fidelity and FMTC in having the managed accounts purchase Shares (see Item 5 below) is to acquire an equity interest in the Company in pursuit of specified investment objectives.

	Fidelity and FMTC, respectively, may continue to have the managed accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the managed accounts.

	Fidelity and FMTC, repsectively, intend to review continuously the equity position of the managed accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity and FMTC may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to
Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	Although Item 5 assumes that FMR, Fidelity, FMTC, the FMR Account, AVIV, and FIL, beneficially own all 346,435 Shares, reference is made to Item 2 for a disclaimer of beneficial ownership with respect to the securities which are "beneficially owned" by the other corporations.

	(a)	FMR beneficially owns, through its own account ("FMR Account")
27,551 Shares, or approximately 0.39% of the outstanding Shares of the Company, and through Fidelity, as investment adviser to the Fidelity Funds, 210,500 Shares, or approximately 3.00% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, zero Shares, or approximately 0.00% of the outstanding Shares of the Company. AVIV beneficially owns 108,384 Shares, or approximately 1.55% of the outstanding Shares of the Company. Neither FMR, Fidelity, FMTC, Edward C. Johnson 3d, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, FMTC, AVIV, the FMR Account, and FIL are 346,435 Shares, or approximately 4.94% of the outstanding Shares of the Company.

	(b)	FMR, through its control of Fidelity, investment adviser to the
Fidelity Funds, and the Funds ech has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 210,500 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Board of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Board of Trustees. FMR, through its control of Fidelity, and AVIV each has sole power to vote and dispose of 108,384 Shares. FMR, through its control of Fidelity, and the FMR Account each has sole power to vote and dispose of 27,551 Shares.

	(c)	Except as set forth in Schedule B, neither FMR, or any of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in shares during the past sixty
(60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships With
Respect to Securities of the 	Issuer.

	Inasmuch as FMR is no longer the beneficial owner of more than 5% of the number of shares outstanding, FMR has no further reporting obligation under
Section 13(d) of the Securities Exchange Act of 1934 or the rules and regulations promulgated by the Securities and Exchange Commission thereunder. This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Item 7.	Material to be Filed as Exhibits.

	Not applicable.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



Date:	June 23, 1994				By:	/s/Arthur S. Loring
							Arthur S. Loring
							Vice President-Legal



Schedule A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH

									PRINCIPAL
NAME					FMR CORP.			OCCUPATION

Edward C. Johnson 3d			President, Director,		Chairman of
the Board
					CEO, Chairman &		and CEO, FMR
					Mng. Director

J. Gary Burkhead				Director				President-
Fidelity

Caleb Loring, Jr.				Director, Mng. Director		Director,
FMR

James C. Curvey				Director, Sr. V.P.			Sr.
V.P., FMR

William L. Byrnes			Vice Chairman,			Vice Chairman, FIL
					Director & Mng. Director

Robert C. Pozen				Sr. V.P. & Gen'l Counsel		Sr.
V.P. & Gen'l Counsel
									FMR

Mark Peterson				Exec., V.P.-Management		Exec., V.P.-
Managmeent
					Resources			Resources, FMR

Denis McCarthy				Sr. Vice Pres. - Administration	Vice
Pres., Chief
					Chief Financial Officer		Financial Officer,
FMR



SCHEDULE B


FORSCHNER GROUP INC.

One Fidelity Fund purchased shares since April 19, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	04-22-94	12,500	$15.00





SCHEDULE B


FORSCHNER GROUP INC.

Two Fidelity Funds sold shares since April 19, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	06-03-94	7,500	$13.38
	06-15-94	12,100	13.00
	06-17-94	19,200	12.94



SCHEDULE B


FORSCHNER GROUP INC.

The Account of FMR purchased shares since April 19, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE

	04-20-94	2,000	$15.38
	04-22-94	2,500	15.00


SCHEDULE B


FORSCHNER GROUP INC.

The Account of FMR sold shares since April 19, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE

	06-15-94	2,600	$13.00
	06-17-94	4,200	12.94


SCHEDULE B


FORSCHNER GROUP INC.

AVIV purchased shares since April 19, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE

	04-20-94	8,000	$15.38
	04-22-94	10,000	15.00


SCHEDULE B


FORSCHNER GROUP INC.

AVIV sold shares since April 19, 1994 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions.

	DATE	SHARES	PRICE

	06-15-94	10,300	$13.00
	06-17-94	16,600	12.94